M3-Brigade Acquisition IV Corp.
1700 Broadway – 19th Floor
New York, NY 10019

March 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	M3-Brigade Acquisition IV Corp. Registration Statement on Form S-1 (File No. 333-256690) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aperture Acquisition Corp (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-256690), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2021.

The Company has decided not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our counsel, David A. Curtiss of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3146 or David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3124.

Very truly yours,

/s/ Charles Garner
Charles Garner Executive Vice President and Secretary